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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 14, 2002, HP issued the following press release.


                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]
Editorial Contacts:

Judy Radlinksy, HP
+1 650 857 5034
judy radlinsky@hp.com

Joe Paluska, for HP
Applied Communications
+1 415 365 0222
jpaluska@appliedcom.com

                          MOMENTUM CONTINUES FOR MERGER
                                OF HP AND COMPAQ

                   INSTITUTIONS, CUSTOMERS, RESELLER GROUP SEE
                            BENEFITS IN COMBINATION

PALO ALTO, Calif., March 14, 2002 -- Momentum and support for the
Hewlett-Packard Company (NYSE:HWP) merger with Compaq continued to grow today as several institutional investors, a large industry association for resellers and customers indicated their support of the merger.

Today's announcements included:

     o Banc One Investment Advisors intent to vote in favor. Steve Salopek, a Banc One fund manager, said the money management firm is voting for the deal because a combined HP and Compaq is stronger than a standalone HP. "By combining the two, HP acquires intellectual property in the server, storage and services business," Salopek said, adding that there are also significant cost reductions to be had. Banc One owned 5.1 million HP shares as of the end of the year.

     o The State Teachers Retirement System of Ohio told CNET News.com it planned to vote its shares in favor of the deal. The Ohio teachers group, which owns 3.5 million HP shares and 4.3 million Compaq shares, said it met with both sides before making its decision earlier this week. Representative Laura Ecklar said the staff of the teachers' fund made its decision based on several factors, including the amount of integration planning the two firms had done, their confidence in the projected cost savings as well as faith in management.

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     o    The ASCII Group, Inc. (ASCII), the world's largest community of independent solution providers and value-added resellers (VARs), today announced its support for the merger. "It is in the best interests of HP and Compaq shareholders to vote in favor of this merger," said Alan Weinberger, chairman and chief executive officer of The ASCII Group. "It is simply a good business decision. Combined, the new HP will have a VAR force in the small- and medium-sized business sector second to none. This market already is a very large and important one for both companies. These `feet-on-the-street' partners provide hardware, software and services to the small business market and give a definite edge to manufacturers whose customers are left out in the cold by direct sellers whose only goal is to make the sale."

     o Deloitte Consulting today announced the results of a comprehensive, independent survey of 2,354 Information Technology (IT) decision-makers on the proposed merger. A strong majority of survey respondents -- all of whom are HP and Compaq customers -- view the merger of HP and Compaq as having a positive impact on their business.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                      # # #

Permission to use quotations was neither sought nor obtained.

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This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.